FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: March 21, 2013

Santiago, 20 de marzo de 2013.

Señor

Raphael Bergoeing V.

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y a lo dispuesto en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria del día de ayer, el directorio de Banco Santander - Chile aprobó la celebración, con la sociedad relacionada Isban España, de los siguientes contratos:

a)	Contratos de mantención de diversos sistemas (BAU MIS, BAU ODS, BAU SAP-Orión, evolutivos corporativos programa Orión, evolución tecnológica programa Orión, mantenimiento programa Orión, proyecto SAP-Orión).
b)	Proyecto tecnología corporativa: Basilea (sistemas Rorac y Eva).
c)	Proyecto tecnología corporativa Norkom (prevención blanqueo de capitales).

Con relación a estas operaciones, los directores Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Víctor Arbulú Crousillat, Marco Colodro Hadjes, Roberto Zahler Mayanz, Roberto Méndez Torres, Carlos Olivos Marchant, Lisandro Serrano Spoerer, Roberto Zahler Mayanz y Raimundo Monge Zegers manifestaron la conveniencia para el banco en la contratación de los servicios señalados, ajustándose en precio, términos y condiciones a aquellos que prevalecen en el mercado, de acuerdo también con el informe del Comité de Directores y Auditoría del Banco.

Se hace presente que los directores señores Vittorio Corbo Lioi y Jesús Zabalza Lotina se abstuvieron, por la circunstancia de ser director y uno de los directores generales, respectivamente, de Banco Santander, S.A. y para el evento que pudiera estimarse que tengan interés en virtud de su posición y considerando que Isban España pertenece al Grupo Santander.

Saluda atentamente a usted,

Claudio Melandri Hinojosa
Gerente General

C.c. Superintendencia de Valores y Seguros.

Santiago, March 20, 2013.

Mr.

Raphael V. Bergoeing

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event Reports

Sr. Superintendent:

As provided in Articles 9 and 10 of Law No. 18.045 and the provisions of Article 147 of Law 18,046, reported that regular meeting yesterday, the board of Banco Santander - Chile approved the the following contracts with the related company Isban Spain:

a) Contracts for maintenance of various systems (MIS BAU, BAU ODS, SAP BAU-Orion Orion evolutionary corporate program, program technological evolution Orion Orion program maintenance, SAP-Project Orion).

b) Corporate Technology Project: Basel (RORAC systems and EVA).

c) Corporate Technology Project Norkom (preventing money laundering).

In connection with these transactions, the directors Mauricio Larrain Garces, Lucia Santa Cruz Sutil, Victor Arbulú Crousillat, Marco Colodro Hadjes, Roberto Zahler Mayanz, Roberto Méndez Torres, Carlos Olivos Marchant, Spoerer Lisandro Serrano, Roberto Zahler Raimundo Monge Zegers Mayanz and expressed the convenience for the bank in hiring the services mentioned, adjusting the price, terms and conditions to those prevailing in the market, also agreed with the report of Directors and Audit Committee of the Bank.

We remind you that the directors Mr. Vittorio Corbo and Jesus Zabalza Lotina Lioi abstained, from the circumstance of being a director and a director general, respectively, of Banco Santander, SA and for the event that could be estimated with an interest by virtue of his position and considering that Isban Spain belongs to Grupo Santander.

Sincerely,

Claudio Melandri Hinojosa
Gerente General

C.c. Superintendencia de Valores y Seguros.